SECURITIES AND EXCHANGE COMMISSION

Release No. IC-29338; File No. 812-13686

AXA Equitable Life Insurance Company, <u>et al.</u>; Notice of Application

July 7, 2010

<u>Agency</u>:   Securities and Exchange Commission ("SEC" or the "Commission")

<u>Action</u>:   Notice of application for an order pursuant to Section 26(c) of the

Investment Company Act of 1940 ("1940 Act" or "Act"), approving certain substitutions

of securities and for an order of exemption pursuant to Section 17(b) of the Act.

<u>Applicants</u>:   AXA Equitable Life Insurance Company ("AXA Equitable"), Separate

Account 45 of AXA Equitable ("Separate Account 45"), Separate Account 49 of AXA

Equitable ("Separate Account 49"), Separate Account A of AXA Equitable ("Separate

Account A"), Separate Account FP of AXA Equitable ("Separate Account FP")

(together, "AXA Equitable Separate Accounts"), MONY Life Insurance Company of

America ("MLOA") and MONY America Variable Account L ("MLOA Separate

Account L") (collectively, the "Section 26 Applicants"), Separate Account 65 of AXA

Equitable ("Separate Account 65"), and the AXA Premier VIP Trust (the "Trust")

(Separate Account 65 and the Trust, together with the Section 26 Applicants, the "Section

17 Applicants" or "Applicants").

<u>Summary of Application</u>: The Section 26 Applicants request an order pursuant to

Section 26(c) of the 1940 Act, approving the proposed substitution of securities of the

Multimanager Aggressive Equity Portfolio (the "Replacement Portfolio") for securities of

the Multimanager Large Cap Growth Portfolio (the "Removed Portfolio") (the

"Substitution"). Each of these portfolios currently serves as an underlying investment option for certain variable annuity contracts issued by AXA Equitable ("Annuity Contracts") and/or variable life insurance policies issued by AXA Equitable and MLOA ("Life Insurance Contracts") (collectively, the "Contracts"), as more fully described below.[1] The Section 17 Applicants also request an order pursuant to Section 17(b) of the 1940 Act exempting them from Section 17(a) of the 1940 Act to the extent necessary to permit in-kind redemptions of securities issued by the Removed Portfolio and purchases of securities issued by the Replacement Portfolio (the "In-Kind Transactions") in connection with the Substitution.

Filing Date: The application was filed on August 27, 2009, and amended on December 18, 2009, March 29, 2010, and June 10, 2010. Applicants have agreed to file an amendment during the notice period, the substance of which is reflected in this notice.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Secretary of the Commission and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on July 28, 2010, and should be accompanied by proof of service on Applicants in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the requester's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary of the Commission.

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[1]   AXA Equitable and MLOA are sometimes referred to herein collectively as the "Insurance Companies" and individually as an "Insurance Company." MLOA Separate Account L and the AXA Equitable Separate Accounts are sometimes referred to herein collectively as the "Separate Accounts" and individually as a "Separate Account."

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicants, c/o AXA Equitable Life Insurance Company,

1290 Avenue of the Americas, New York, NY 10104, Attn: Steven M. Joenk, Senior

Vice President.

For Further Information Contact: Sonny Oh, Staff Attorney, or Harry Eisenstein, Branch

Chief, Office of Insurance Products, Division of Investment Management at (202) 551-

6795.

Supplementary Information: The following is a summary of the application. The

complete application may be obtained via the Commission's Web site by searching for

the file number, or an applicant using the Company name box at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   AXA Equitable is a New York stock life insurance company authorized to

sell life insurance and annuities in 50 states, the District of Columbia, Puerto Rico and

the Virgin Islands. AXA Equitable is an investment adviser registered under the

Investment Advisers Act of 1940, as amended, and is a wholly owned subsidiary of AXA

Financial, Inc. ("AXA Financial"). AXA Financial is an indirect, wholly owned

subsidiary of AXA, which is a publicly traded French holding company.

2.   MLOA is an Arizona stock life insurance company licensed to sell life

insurance and annuities in 49 states (not including New York), the District of Columbia,

Puerto Rico, and the U.S. Virgin Islands. AXA Financial is the parent company of

MLOA.

3.   AXA Equitable serves as depositor for Separate Account 45, Separate

Account 49 and Separate Account A, which fund certain Contracts, and for Separate

Account FP, which funds certain Life Insurance Contracts. AXA Equitable also serves as

depositor for Separate Account 65, which funds group pension and profit-sharing plans

under group Annuity Contracts issued by AXA Equitable (Separate Account 65 is also an

"AXA Equitable Separate Account" and may be referred to herein as a "Separate

Account" and collectively with MLOA Separate Account L and the AXA Equitable

Separate Accounts, the "Separate Accounts").

4.   Each AXA Equitable Separate Account is a segregated asset account of

AXA Equitable and, except for Separate Account 65, is registered with the Commission

as a unit investment trust under the 1940 Act. Separate Account 65 is excluded from

registration under the 1940 Act pursuant to Section 3(c)(11) of the 1940 Act. Units of

interest in the AXA Equitable Separate Accounts, except Separate Account 65, are

registered under the Securities Act of 1933, as amended ("1933 Act"). Units of interest in

Separate Account 65 are exempt from registration under the 1933 Act, pursuant to

Section 3(a)(2) of the 1933 Act.

5.   MLOA serves as depositor for MLOA Separate Account L, which funds

variable benefits available under certain Life Insurance Contracts issued by MLOA.

6.   MLOA Separate Account L is a segregated asset account of MLOA and is

registered with the Commission as a unit investment trust under the 1940 Act. Units of

interest in MLOA Separate Account L under the Life Insurance Contracts are registered

under the 1933 Act.

7.   The Trust is organized as a Delaware statutory trust and is registered as an

open-end management investment company under the 1940 Act and its shares are

registered under the 1933 Act on Form N-1A. The Trust is a series investment company

and currently offers 21 separate series (each a "Portfolio" and collectively, the

"Portfolios").

8.   The Trust currently offers two classes of shares, Class A and Class B

shares. The Class A and Class B shares differ only in that Class B shares are subject to a

distribution plan adopted and administered pursuant to Rule 12b-1 under the 1940 Act.

The 12b-1 fees with respect to the Class B Shares of each Portfolio of the Trust currently

are limited to an annual rate of 0.25% of the average daily net assets attributable to the

Class B shares of the Portfolio and may be increased to an annual rate of 0.50% by the

Board of Trustees without shareholder approval.

9.   AXA Equitable currently serves as investment manager ("Manager") of

each of the Portfolios. The Trust has received an exemptive order from the Commission

that permits the Manager, or any entity controlling, controlled by, or under common

control (within the meaning of Section 2(a)(9) of the 1940 Act) with the Manager, subject

to certain conditions, including approval of the Board of Trustees of the Trust, and

without the approval of shareholders, to appoint, dismiss, or replace investment sub-

advisers ("Advisers") and to amend investment advisory agreements.[2] If a new Adviser

is retained for a Portfolio, Contract owners would receive notice of any such action.

10.   Each Insurance Company, on its own behalf and on behalf of its Separate

Accounts, proposes to exercise its contractual right to substitute a different underlying

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[2]   *See EQ Advisors Trust and EQ Financial Consultants, Inc.*, Investment Company Act Release Nos.
23093 (March 30, 1998) (notice) and 23128 (April 24, 1998) (order).

investment option for one of the current underlying investment options offered as a funding option under the Contracts. In particular, the Section 26 Applicants request an order from the Commission pursuant to Section 26(c) of the 1940 Act approving the proposed substitution ("Substitution") of (i) Class A shares of the Multimanager Aggressive Equity Portfolio for Class A shares of the Multimanager Large Cap Growth Portfolio; and (ii) Class B shares of the Multimanager Aggressive Equity Portfolio for Class B shares of the Multimanager Large Cap Growth Portfolio.

11.   The Section 26 Applicants propose the Substitution as part of a continued and overall business plan by each of the Insurance Companies to make its Contracts more attractive to existing Contract owners, Participants or prospective purchasers, as the case may be, and more efficient to administer and oversee.

12.   Among the principal purposes of the Substitutions, the Section 26 Applicants assert the proposed Substitution is designed and intended to simplify the prospectuses and related materials with respect to the Contracts and the investment options available through the Separate Accounts. The Section 26 Applicants believe that the Replacement Portfolio and the Removed Portfolio overlap and largely duplicate one another by having substantially similar investment objectives, policies and risks, and that consolidating the Removed Portfolio into the Replacement Portfolio would simplify the Contract prospectuses and related materials provided to Contract owners, thereby reducing the potential for Contract owner confusion.

13.   The Section 26 Applicants believe that the deletion of an overlapping investment option should not adversely affect Contract owners and Participants given that a similar investment option will remain available under the Contracts and the Contracts

will offer the same number of investment options or, in those cases where the number of investment options is being reduced, continue to offer a significant number of alternative investment options offering a full range of investment objectives, strategies and Advisers (currently expected to range in number from 27 to 66 after the Substitution versus 28 to 67 before the Substitution).

14.   The Removed Portfolio and the Replacement Portfolio have identical investment objectives and substantially similar investment policies. Each Portfolio seeks long-term growth of capital as its investment objective. Under normal circumstances, each Portfolio invests at least 80% of its net assets, plus borrowings for investment purposes, in equity securities. Under normal circumstances, the Removed Portfolio invests at least 80% of its net assets in the equity securities of U.S. large capitalization companies, and the Replacement Portfolio invests at least 80% of its net assets in equity securities, primarily investing in the securities of large capitalization growth companies but also investing, to a lesser extent, in the equity securities of small- and mid-capitalization growth companies. Although the Replacement Portfolio may invest in a broader range of companies to a greater extent than the Removed Portfolio, both Portfolios seek to achieve the same long-term investment goal by emphasizing investments in large capitalization U.S. companies.

15.   Each Portfolio invests primarily in common stocks, but may invest in other securities that its respective Advisers believe provide opportunities for capital growth, such as preferred stocks, warrants and securities convertible into common stock. In addition, each Portfolio may invest in derivatives: the Removed Portfolio may invest up to approximately 10% of its net assets in futures and options, while the Replacement

Portfolio may invest up to 25% of its net assets in derivatives, such as exchange-traded

futures and options contracts on indices or other similar instruments.

16.   To achieve its investment objectives, each Portfolio combines active and

passive management strategies. With respect to each Portfolio, AXA Equitable allocates

approximately 50% of the Portfolio's net assets to a portion of the Portfolio that seeks to

achieve the total return performance of an index (the Russell 1000 Growth Index in the

case of the Removed Portfolio and the Russell 3000 Growth Index for the Replacement

Portfolio) while maintaining as minimal tracking error as possible ("Index Allocated

Portion"). The Russell 1000 Growth Index includes those Russell 1000 companies (the

1,000 largest companies of the Russell 3000 Index) with higher price-to-book ratios and

higher forecasted growth values, while the Russell 3000 Growth Index includes those

Russell 3000 companies (the 3,000 largest U.S. securities) with higher price-to-book

ratios and higher forecasted growth values. The Russell 3000 Growth Index generally

has greater exposure to small- and mid-capitalization companies than the Russell 1000

Growth Index, and thus has greater exposure to the risks of investing in such companies.

However, the average weighted market capitalization of each Portfolio is almost the same

(approximately $76.3 billion for the Russell 1000 Growth Index and approximately $70.7

billion for the Russell 3000 Growth Index, each as of December 31, 2009).

17.   With respect to each Portfolio, AXA Equitable allocates the remaining

50% of the Portfolio's net assets among the other portions of the Portfolio that are

actively managed by multiple Advisers (the "Active Allocated Portions") utilizing similar

growth style strategies. The Active Allocated Portions of each Portfolio may invest, to a

limited extent, in illiquid securities and in securities of foreign companies, including companies based in developing countries. The Replacement Portfolio's Active Allocated

Portions may invest up to 25% of their total assets in foreign securities. The Active

Allocated Portions of the Removed Portfolio also may invest in foreign securities, to a

limited extent, but have no stated limit. Given the similarity between the Portfolios'

holdings and investment objectives and strategies, the Trust intends to retain the Advisers

to the Active Allocated Portions of the Removed Portfolio to manage the assets of the

Active Allocated Portions of the Removed Portfolio that are transferred to the

Replacement Portfolio in connection with the Substitution.

18.   The Portfolios have substantially similar risk profiles. Each Portfolio is

subject to the following principal risks: derivatives risk, equity risk, index strategy risk,

large-cap company risk and leverage risk. The primary differences between the principal

risks of the Portfolios are that the Replacement Portfolio also is subject to foreign

securities risk, which is not a principal risk of the Removed Portfolio, and the Removed

Portfolio also is subject to investment style risk, which is not a principal risk of the

Replacement Portfolio. However, the Section 26 Applicants do not believe that these

differences are significant. While the Replacement Portfolio has the flexibility to invest

in foreign securities to a greater extent than the Removed Portfolio, each Portfolio's

investments in foreign securities generally have been limited to a relatively small

percentage of the Portfolio's assets. For instance, as of May 31, 2010, the Removed and

Replacement Portfolios had invested approximately 1.8% and 3.8%, respectively, in

foreign securities. In addition, while the Removed Portfolio is subject to investment style

risk because its Advisers primarily utilize growth investing styles, both of the Portfolios

seek long-term growth of capital, invest in similar types of securities and generally are classified by third party mutual fund rating organizations as aggressive equity portfolios (e.g., Morningstar currently classifies each Portfolio as a large cap growth portfolio).

19.   As provided in the chart below, the Section 26 Applicants anticipate that the Replacement Portfolio's total annual operating expense ratio (taking into account any expense waivers or reimbursements) will be lower than that of the Removed Portfolio immediately after the Substitution. The chart below compares the advisory fees and total annual operating expenses of the Class A and Class B shares of the Removed Portfolio and the Replacement Portfolio for the fiscal year ended December 31, 2009. Class A shares of each Portfolio are not subject to plans adopted pursuant to Rule 12b-1 under the 1940 Act.

	REMOVED PORTFOLIO Multimanager Large Cap Growth Portfolio (Class A)	REPLACEMENT PORTFOLIO Multimanager Aggressive Equity Portfolio (Class A)
Management Fee[3]	0.75%	0.59%
Rule 12b-1 Fee	N/A	N/A
Other Expenses	0.32%	0.23%
Total Expenses	1.07%	0.82%

	REMOVED PORTFOLIO Multimanager Large Cap Growth Portfolio (Class B)	REPLACEMENT PORTFOLIO Multimanager Aggressive Equity Portfolio (Class B)
Management Fee[3]	0.75%	0.59%

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[3]   The management fee schedule for the Removed Portfolio on an annual basis is equal to 0.750% on the first $750 million, 0.700% on the next $1 billion, 0.675% on the next $3 billion, 0.650% on the next $5 billion and 0.625% thereafter. The management fee schedule for the Replacement Portfolio on an annual basis is equal to 0.600% on the first $750 million, 0.550% on the next $1 billion, 0.525% on the next $3 billion, 0.500% on the next $5 billion and 0.475% thereafter.

Rule 12b-1 Fee	0.25%	0.25%
Other Expenses	0.32%	0.23%
Total Expenses	1.32%	1.07%

As of December 31, 2009, the assets of the Replacement Portfolio were approximately $1.34 billion, while the assets of the Removed Portfolio were approximately $270 million.

20.   The Section 26 Applicants currently expect that the proposed Substitution will be carried out on or about August 1, 2010, or as soon as reasonably practicable thereafter ("Substitution Date") and by supplements to the prospectuses for the Contracts and Separate Accounts, which were delivered to Contract owners and Participants at least thirty (30) days before the proposed Substitution, each Insurance Company will notify all Contract owners and Participants of its intention to take the necessary actions, including seeking the order requested by the application, to substitute shares of the Replacement Portfolio for the Removed Portfolio as described herein. The supplements advised Contract owners and Participants that, from the date of the supplement until the date of the proposed Substitution, Contract owners and Participants are permitted to make transfers of Contract value (or annuity unit value) out of a Removed Portfolio subaccount to one or more other subaccounts without the transfers (or exchanges) being treated as one of a limited number of permitted transfers (or exchanges) or a limited number of transfers (or exchanges) permitted without a transfer charge, as applicable. The supplements also will inform Contract owners and Participants that the Insurance Companies will not exercise any rights reserved under any Contract to impose additional

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restrictions on transfers until at least 30 days after the proposed Substitution.[4] The

supplement also will advise Contract owners and Participants how to instruct the relevant

Insurance Company, if so desired in light of the proposed Substitution, to reallocate

Contract value from a Removed Portfolio subaccount to any other subaccount available

for investment under their Contracts. In addition, the supplements will advise Contract

owners and Participants that any Contract value remaining in a Removed Portfolio

subaccount on the Substitution Date will be transferred to a Replacement Portfolio

subaccount and that the proposed Substitution will take place at relative net asset value.

The supplements will also advise Contract owners and Participants that for at least 30

days following the proposed Substitution, the Insurance Companies will permit Contract

owners and Participants to make transfers of Contract value (or annuity unit value) out of

a Replacement Portfolio subaccount to one or more other subaccounts without the

transfers (or exchanges) being treated as one of a limited number of permitted transfers

(or exchanges) or a limited number of transfers (or exchanges) permitted without a

transfer charge, as applicable.

     21.   Each Insurance Company also has sent or will send Contract owners and

Participants prospectuses for the Replacement Portfolio prior to the Substitution. The

Section 26 Applicants have sent or will send the appropriate prospectus supplement (or

other notice, in the case of Contracts no longer actively marketed and for which there are

a relatively small number of existing Contract owners or Participants), containing this

disclosure to all existing Contract owners and Participants. Prospective purchasers and

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[4]   One exception to this is that the Insurance Companies may impose restrictions on transfers to prevent or limit disruptive transfer and other "market timing" activities by Contract owners, Participants or agents of Contract owners or Participants as described in the prospectuses for the Separate Accounts and the Portfolios.

new purchasers of Contracts will be provided with a Contract prospectus and the supplement containing disclosure regarding the proposed Substitution, as well as a prospectus and supplement for the Replacement Portfolio. The Contract prospectus and supplement, and the prospectus and supplement for the Replacement Portfolio will be delivered to purchasers of new Contracts in accordance with all applicable legal requirements.

22.   In addition to the prospectus supplements distributed to Contract owners and Participants, within five business days after the Substitution Date, Contract owners and Participants will be sent a written notice of the Substitution informing them that the Substitution was carried out and that they may transfer all Contract value or cash value under a Contract in a subaccount invested in the Replacement Portfolio on the date of the notice to one or more other subaccounts available under their Contract at no cost and without regard to the usual limit on the frequency of transfers among the variable account options. The notice will also reiterate that (other than with respect to implementing policies and procedures designed to prevent disruptive transfers and other market timing activity) each Insurance Company will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers or, to the extent transfer charges apply to a Contract, to impose any charges on transfers until at least 30 days after the Substitution Date. The Insurance Companies will also send each Contract owner and Participant a current prospectus for the Replacement Portfolio if they have not previously received a current version.

23.   Each Insurance Company also is seeking approval of the proposed Substitution from any state insurance regulators whose approval may be necessary or

appropriate. The proposed Substitution will take place at relative net asset value determined on the Substitution Date pursuant to Section 22 of the 1940 Act and Rule 22c-1 thereunder with no change in the amount of any Contract owner's or Participant's Contract value, cash value, or death benefit or in the dollar value of his or her investment in the Separate Accounts. The proposed Substitution will be effected by redeeming shares of the Removed Portfolio in cash and/or in-kind on the Substitution Date at their net asset value and using the proceeds of those redemptions to purchase shares of the Replacement Portfolio at their net asset value on the same date. All in-kind redemptions will be effected in accordance with the conditions set forth in the no-action letter issued by the staff of the Commission to Signature Financial Group, Inc. (pub. avail. Dec. 28, 1999).

24.   Moreover, the Section 26 Applicants state that Contract owners and Participants will not incur any fees or charges as a result of the proposed Substitution, nor will their rights or insurance benefits or the Insurance Companies' obligations under the Contracts be altered in any way. Consequently, all expenses incurred in connection with the proposed Substitution, including any brokerage, legal, accounting, and other fees and expenses, will be paid by the Insurance Companies. In addition, the proposed Substitution will not impose any tax liability on Contract owners or Participants. The proposed Substitution will not cause the Contract fees and charges currently being paid by Contract owners and Participants to be greater after the Substitution than before the Substitution; all Contract-level fees will remain the same after the Substitution. In addition, because the Substitution will not be treated as a transfer for purposes of

assessing transfer charges or computing the number of permissible transfers under the Contracts, no fees will be charged on the transfers made at the time of the Substitution.

25.   The Section 26 Applicants represent that with respect to those Contract owners or Participants on the date of the Substitution, the Insurance Companies will reimburse the subaccounts investing in the Replacement Portfolio for a period of two years after the date of the Substitution, on the last business day of each fiscal period (not to exceed a fiscal quarter), such that the sum of the Replacement Portfolio's total operating expense ratio (taking into account any expense waivers and reimbursements) and subaccount expense ratio (asset-based fees and charges deducted on a daily basis from subaccount assets and reflected in the calculations of subaccount unit value) for such period will not exceed, on an annualized basis, the sum of the Removed Portfolio's total operating expense ratio (taking into account any expense waivers and reimbursements) and subaccount expense ratio for fiscal year 2009.

Applicants' Legal Analysis:

1.   Section 26(c) of the 1940 Act prohibits the depositor of a registered unit investment trust that invests in the securities of a single issuer from substituting the securities of another issuer without Commission approval. Section 26(c) provides that "[t]he Commission shall issue an order approving such substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title."

2.   The Section 26 Applicants assert that the proposed Substitution involves a substitution of securities within the meaning of Section 26(c) of the 1940 Act and

therefore request an order from the Commission pursuant to Section 26(c) approving the proposed Substitutions.

3.   The Section 26 Applicants state they have reserved the right under the Contracts to substitute shares of another underlying investment option for one of the current underlying investment options offered as a funding option under the Contracts both to protect themselves and their Contract owners and Participants in situations where either might be harmed or disadvantaged by events affecting the issuer of the securities held by a Separate Account and to preserve the opportunity to replace such shares in situations where a substitution could benefit the Insurance Companies and their respective Contract owners and Participants.

4.   The Section 26 Applicants argue that the Removed Portfolio and the Replacement Portfolio have identical investment objectives and substantially similar investment policies and risks. In addition, the Section 26 Applicants clarify that the proposed Substitution retains for Contract owners and Participants the investment flexibility that is a central feature of the Contracts. The Section 26 Applicants assert that any impact on the investment programs of affected Contract owners and Participants, including the appropriateness of the available investment options, should therefore be negligible.

5.   Furthermore, the Section 26 Applicants claim that the Substitution will permit the Insurance Companies to present information to their Contract owners and Participants in a simpler and more concise manner. It is anticipated that after the Substitution, Contract owners and Participants will be provided with disclosure

documents that contain a simpler presentation of the available investment options under their Contracts.

6.　　In addition, the Section 26 Applicants point out that as a result of the proposed Substitution, Contract owners and Participants with subaccount balances currently invested in the Removed Portfolio will have a lower total operating expense ratio after the Substitution as Contract owners or Participants with subaccount balances invested in the Replacement Portfolio. In this regard, each Insurance Company has agreed to impose certain expense limits, as discussed earlier in the application, to ensure that Contract owners and Participants do not incur higher expenses as a result of the Substitution for a period of two years after the Substitution.

7.　　In addition to the foregoing, the Section 26 Applicants generally submit that the proposed Substitution meets the standards that the Commission and its staff have applied to similar substitutions that the Commission previously has approved. The Section 26 Applicants also submit that the proposed Substitution is not of the type that Section 26(c) was designed to prevent. Unlike traditional unit investment trusts where a depositor could only substitute investment securities in a manner that permanently affected all the investors in the trust, the Contracts provide each Contract owner or Participant with the right to exercise his or her own judgment, and transfer Contract values and cash values into and among other investment options available to Contract owners or Participants under their Contracts. Additionally, the Section 26 Applicants assert that the proposed Substitution will not reduce in any manner the nature or quality of the available investment options.

8.   Moreover, the Section 26 Applicants will offer Contract owners and

Participants the opportunity to transfer amounts out of the affected subaccounts without

any cost or other penalty (other than those necessary to implement policies and

procedures designed to prevent disruptive transfer and other market timing activity) that

may otherwise have been imposed for a period beginning on the date of the supplement

notifying Contract owners and Participants of the proposed Substitution and ending no

earlier than thirty (30) days after the Substitution. The proposed Substitution, therefore,

will not result in the type of costly forced redemption that Section 26(c) was designed to

prevent.

9.   The Section 26 Applicants also note that the proposed Substitution is also

unlike the type of substitution that Section 26(c) was designed to prevent in that by

purchasing a Contract or participating in a group Contract, Contract owners and

Participants select much more than a particular underlying fund in which to invest their

Contract values; they also select the specific type of insurance coverage offered by the

Section 26 Applicants under the applicable Contract, as well as numerous other rights and

privileges set forth in the Contract. Contract owners and Participants also may have

considered the Insurance Company's size, financial condition, and its reputation for

service in selecting their Contract. These factors will not change as a result of the

proposed Substitution, nor will the annuity, life or tax benefits afforded under the

Contracts held by any of the affected Contract owners or Participants.

10.   The Section 17 Applicants request an order pursuant to Section 17(b) of

the 1940 Act exempting them from the provisions of Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out the In-Kind Transactions in connection with the proposed Substitution.

11.   Section 17(a)(1) of the 1940 Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, from knowingly selling any security or other property to that company. Section 17(a)(2) of the 1940 Act generally prohibits the same persons, acting as principals, from knowingly purchasing any security or other property from the registered investment company.

12.   Section 17(b) of the 1940 Act provides that the Commission may, upon application, issue an order exempting any proposed transaction from the provisions of Section 17(a) if: (i) the terms of the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; (ii) the proposed transactions are consistent with the policy of each registered investment company concerned; and (iii) the proposed transactions are consistent with the general purposes of the 1940 Act.

13.   The Removed Portfolio and the Replacement Portfolio may be deemed to be affiliated persons of one another, or affiliated persons of an affiliated person. Shares held by a separate account of an insurance company are legally owned by the insurance company. Thus, the Insurance Companies and their affiliates collectively own substantially all of the shares of the Trust. Accordingly, the Trust and its respective Portfolios may be deemed to be under the control of the Insurance Companies notwithstanding the fact that the Contract owners and Participants may be considered the beneficial owners of those shares held in the Separate Accounts. If the Trust is under the

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common control of the Insurance Companies, then each Insurance Company is an affiliated person or an affiliated person of an affiliated person of the Trust and its respective Portfolios. If the Trust and its respective Portfolios are under the control of the Insurance Companies, then the Trust and its respective affiliates are affiliated persons of the Insurance Companies.

14.   Regardless of whether the Insurance Companies can be considered to control the Trust and its Portfolios, the Insurance Companies may be deemed to be affiliated persons of the Trust and its Portfolios, including the Removed Portfolio and the Replacement Portfolio, because the Insurance Companies (which are under common control) and their affiliates own of record more than 5% of the outstanding shares. Likewise, each of the Trust's Portfolios may be deemed to be an affiliated person of each Insurance Company. As a result of these relationships, the Removed Portfolio may be deemed to be an affiliated person of an affiliated person (the Insurance Companies or the Separate Accounts) of the Replacement Portfolio, and vice versa.

15.   The proposed In-Kind Transactions could be seen as the indirect purchase of shares of the Replacement Portfolio with portfolio securities of the Removed Portfolio and the indirect sale of portfolio securities of the Removed Portfolio for shares of the Replacement Portfolio. Pursuant to this analysis, the proposed In-Kind Transactions also could be categorized as a purchase of shares of the Replacement Portfolio by the Removed Portfolio, acting as principal, and a sale of portfolio securities by the Removed Portfolio, acting as principal, to the Replacement Portfolio. In addition, the proposed In-Kind Transactions could be viewed as a purchase of securities from the Removed Portfolio and a sale of securities to the Replacement Portfolio by each Insurance

Company (or the Separate Accounts), acting as principal. If categorized in this manner, the proposed In-Kind Transactions may be deemed to contravene Section 17(a) due to the affiliated status of these participants.

16.   The Section 17 Applicants assert that the In-Kind Transactions will be effected at the respective net asset values of the Removed Portfolio and the Replacement Portfolio, as determined in accordance with the procedures disclosed in the registration statement for the Trust and as required by Rule 22c-1 under the 1940 Act. The In-Kind Transactions will not change the dollar value of any Contract owner's or Participant's investment in any of the Separate Accounts, the value of any Contract, the accumulation value or other value credited to any Contract, or the death benefit payable under any Contract. Immediately after the proposed In-Kind Transactions, the value of a Separate Account's investment in the Replacement Portfolio will equal the value of its investments in the Removed Portfolio (together with the value of any pre-existing investments in the Replacement Portfolio) immediately before the In-Kind Transactions.

17.   Rule 17a-7 under the 1940 Act exempts from the prohibitions of Section 17(a), subject to certain enumerated conditions, a purchase or sale transaction between registered investment companies or separate series of registered investment companies, which are affiliated persons, or affiliated persons of affiliated persons, of each other, between separate series of a registered investment company, or between a registered investment company or a separate series of a registered investment company and a person which is an affiliated person of such registered investment company (or affiliated person of such person) solely by reason of having a common investment adviser or investment

advisers which are affiliated persons of each other, common directors, and/or common officers.

18.   However, one of the conditions enumerated in Rule 17a-7 requires that the transaction be a purchase or sale for no consideration other than cash payment against prompt delivery of a security for which market quotations are readily available. If the proposed In-Kind Transactions are viewed as purchases and sales of securities, the consideration in the proposed redemptions of shares of the Removed Portfolio and the proposed purchases of shares of the Replacement Portfolio would not be cash, but rather, the portfolio securities received from the Removed Portfolio.

19.   The Section 17 Applicants will ensure that the Trust will carry out the proposed In-Kind Transactions in conformity with the conditions of Rule 17a-7, except that the consideration paid for the securities being purchased or sold will not be cash.

20.   For the reasons stated above, the Section 17 Applicants submit that the terms of the proposed In-Kind Transactions, including the consideration to be paid and received, as described in the application, are reasonable and fair and do not involve overreaching on the part of any person concerned. Furthermore, the Section 17 Applicants represent that the proposed In-Kind Transactions will be consistent with the policies of the Removed and corresponding Replacement Portfolios, as recited in their respective current registration statements, and that the proposed In-Kind Transactions are consistent with the general purposes of the 1940 Act and do not present any conditions or abuses that the 1940 Act was designed to prevent.

Conclusion:

For the reasons set forth in the application, the Applicants each respectively request that the Commission issue an order of approval pursuant to Section 26(c) of the 1940 Act and an order of exemption pursuant to Section 17(b) of the 1940 Act.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary